Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

June 3, 2024

Mr. Eranga Dias

Mr. Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nano Labs Ltd
Response to the Staff’s Comments on the Registration Statement on Form F-1
Filed on April 29, 2024
File No. 333-278977

Dear Mr. Eranga Dias and Mr. Bradley Ecker,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 14, 2024 on the Company’s registration statement on Form F-1 filed on April 29, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1 filed April 29, 2024

General

1.	The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that “...our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China,” "The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals," and disclosure contained in your risk factor on page 41 titled "Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us." Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page as well as pages 3, 38 and 39 of the Amended Registration Statement.

***

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊●桑西尼●古奇●罗沙迪律师事务所

austin         beijing         boston         BOULDER         brussels         hong kong         london         los angeles         new york         palo alto
SALT LAKE CITY         san diego         san francisco         seattle         shanghai         washington, dc         wilmington, de

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd
Bing Chen, Chief Financial Officer, Nano Labs Ltd